September 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Jeffrey Kauten, Staff Attorney
Kathleen Collins, Accounting Branch Chief
David Edgar, Staff Accountant

RE:	Bentley Systems, Incorporated Registration Statement on Form S-1 File No. 333-248246

Acceleration Request

Requested Date: September 22, 2020

Requested Time: 4:00 PM, Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters, hereby joins Bentley Systems, Incorporated in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-248246) (the “Registration Statement”) to become effective on September 22, 2020, at 4:00 PM, Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ William Connolly
Name:	William Connolly
Title:	Managing Director

BofA Securities, Inc.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

cc:	David J. Hollister, Bentley Systems, Incorporated

David R. Shaman, Bentley Systems, Incorporated

Richard A. Fenyes, Simpson Thacher & Bartlett LLP

Jonathan R. Ozner, Simpson Thacher & Bartlett LLP

Richard A. Kline, Goodwin Procter LLP
Sarah B. Axtell, Goodwin Procter LLP

Signature Page to Acceleration Request